Jonathan M. McGee *	5635 N. Scottsdale Road, Suite 170	Telephone: (480) 729-6208
	Scottsdale, Arizona 85250 www.McGeeLawAZ.com	Facsimile: (480) 729-6209 jmm@mcgeelawaz.com

January 12, 2015

William Schroeder

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Form 10-Q for the Quarterly Period Ended June 30, 2015 Filed August 20, 2015 File No. 000-55256

Dear Mr. Schroeder:

Based upon our conversation and discussion with my client, Kibush Capital Corp., we respectfully request an extension of time to respond to your Comment Letter dated December 23, 2015, until Wednesday January 20, 2015. This extension should be sufficient to address the SEC's comments.

Please contact me if you have any further questions. Thank you for your anticipated courtesy and cooperation.

Kindest Regards,

MCGEE LAW FIRM, LLC

By:	/s/ Jonathan M. McGee
JONATHAN M. McGEE, ESQ

*Licensed to practice law in Arizona, California and Nevada.